Exhibit 99.(A)(11)

                         FOR:           DH Technology

                         APPROVED BY:   Walter S. Sobon
                                        Chief Financial Officer
                                        (619) 451-3485

                         CONTACTS:      Morgen-Walke Associates
                                        Chris Danne, Doug Sherk
                                        (415) 296-7383

For Immediate Release





                AXIOHM TENDER OFFER FOR DH TECHNOLOGY SUCCESSFUL

SAN DIEGO, CA/August 13, 1997 -- DH Technology, Inc. (Nasdaq: DHTK) and Axiohm S.A. announced today that, based on a preliminary count, a total of approximately 7,456,477 shares of DH Technology common stock were tendered (including tenders by notice of guaranteed delivery) by the expiration of Axiohm's tender offer at midnight on August 12, 1997. Axiohm expects to purchase 7,000,000 shares at the tender offer price of $25 per share, on a pro rata basis. Based on the preliminary count, approximately 94% of the shares validly tendered would be purchased.

     The preliminary count is subject to final verification. The definitive proration factor is expected to be announced on or about August 20, 1997. Checks will be mailed to tendering stockholders promptly after such announcement.

     DH Technology designs, manufactures and distributes transaction printers and mechanisms, magnetic and chip card readers, magnetic heads, impact printheads, bar code printers, and related services and supplies, such as labels and ribbons. The Company's products provide solutions for many diverse applications, including freight and bar code labels, bank transactions, point-of-sale receipts and gaming tickets. The Company employs a broad range of technologies, including thermal, impact and laser printing, as well as magnetic and electronic (chip) card reading technologies.



[Letterhead of Morgen-Walke Associates, Inc. appears here]